UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 23, 2015

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-202913) and the Registration Statement on Form S-8 (file no. 333-101259).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

This document is not for release, publication or distribution (directly or indirectly) in or to the United States, Canada, Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, South Africa or Japan. It is not an offer of securities for sale in or into the United States, Canada, Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, South Africa or Japan.
This document is not an offer of securities for sale in the United States. The shares to which this document relates have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. There will not be a public offering of shares in the United States.

Media Release
Credit Suisse Group AG Completes Capital Increase by Way of a Private Placement of 58,000,000 Newly Issued Registered Shares

Zurich, November 23, 2015  Credit Suisse Group AG has completed the capital increase by way of a private placement of 58,000,000 newly issued registered shares to a number of qualified investors as approved by the shareholders at the Extraordinary General Meeting of November 19, 2015. The gross proceeds for Credit Suisse Group AG amount to CHF 1.32 billion.

On November 20, 2015, Credit Suisse Group AG issued 58,000,000 new registered shares with a nominal value of CHF 0.04 each through an ordinary capital increase by way of a private placement. The number of registered shares of Credit Suisse Group AG in issue thus increased to 1,696,395,346. The share capital of Credit Suisse Group AG rose by CHF 2,320,000 from CHF 65,535,813.84 to CHF 67,855,813.84.

A number of qualified investors purchased the newly issued registered shares, which were offered by way of a private placement. The purchase price agreed with the qualified investors was CHF 22.75 per share (this corresponds to 94.5% of the volume-weighted average price of the registered shares of Credit Suisse Group AG traded on the SIX Swiss Exchange on October 21, 2015). The gross proceeds of this private placement for Credit Suisse Group AG amount to CHF 1.32 billion.

The new shares issued in connection with the private placement are listed and admitted for trading on the SIX Swiss Exchange as of today, November 23, 2015. The qualified investors have committed not to sell the newly issued registered shares before the settlement date of the subsequent rights offering and to participate in the rights offering on the basis of such new registered shares.

At the Extraordinary General Meeting of November 19, 2015 – as already announced – the shareholders of Credit Suisse Group AG also approved the implementation of a second ordinary capital increase by

Media Release
November 23, 2015 Page 2/3

Not for release, publication or distribution in or to the United States, Canada, Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, South Africa or Japan.

way of a rights offering to existing shareholders of up to 260,983,898 newly issued registered shares with a nominal value of CHF 0.04 each. Credit Suisse Group AG expects gross proceeds from this rights offering of up to CHF 4.7 billion.

Information
Media Relations Credit Suisse, +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse, +41 44 333 71 49, investor.relations@credit-suisse.com

DISCLAIMER

Important note
This document is intended to provide information to the shareholders of Credit Suisse Group AG and the general public on the share capital increases voted at the Extraordinary General Meeting of Shareholders of Credit Suisse Group AG on November 19, 2015. This document is not an offer to sell or a solicitation of an offer to buy or subscribe for securities of Credit Suisse Group AG. This document is not a prospectus within the meaning of article 652a of the Swiss Code of Obligations, nor is it a listing prospectus as defined in the listing rules of the SIX Swiss Exchange AG or of any other exchange or regulated trading facility in Switzerland or a prospectus under any other applicable laws. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which this is barred or prohibited by law. The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, in any jurisdiction in which such offer or solicitation would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction.  A decision to participate in the rights offering of Credit Suisse Group AG that was put to the vote of the Extraordinary General Meeting of Shareholders on November 19, 2015, should be based exclusively on the offering and listing prospectus published by Credit Suisse Group AG for such purpose and not on the basis of this document.

This document and the information contained herein is not for publication or distribution into the United States of America and should not be distributed or otherwise transmitted into the United States or to U.S. persons (as defined in the U.S. Securities Act of 1933, as amended (the “Securities Act”)) or publications with a general circulation in the United States. This document does not constitute an offer or invitation to subscribe for or to purchase any securities in the United States of America. The Shares referred to herein have not been and will not be registered under the Securities Act or the laws of any state and may not be offered or sold in the United States of America absent registration or an exemption from registration under Securities Act. There will be no public offering of the Shares in the United States of America.

The information contained herein does not constitute an offer of securities to the public in the United Kingdom. No prospectus offering securities to the public will be published in the United Kingdom. This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Any offer of securities to the public that may be deemed to be made pursuant to this communication in any EEA Member State that has implemented Directive 2003/71/EC (together with the 2010 PD Amending Directive 2010/73/EU, including any applicable implementing measures in any Member State, the “Prospectus Directive”) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive.

Cautionary statement regarding forward-looking information

Media Release
November 23, 2015 Page 3/3

Not for release, publication or distribution in or to the United States, Canada, Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, South Africa or Japan.

This publication contains forward-looking statements that involve inherent risks and uncertainties, and Credit Suisse Group AG might not be able to achieve the predictions, forecasts, projections and other outcomes Credit Suisse Group AG describes or implies in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions Credit Suisse Group AG expresses in these forward-looking statements, including those Credit Suisse Group AG identifies in “Risk Factors” in its Annual Report on Form 20-F for the fiscal year ended December 31, 2014 and in “Cautionary statement regarding forward-looking information” in its third quarter financial report 2015 filed with the US Securities and Exchange Commission, and in other public filings and press releases. Credit Suisse Group AG does not intend to update these forward-looking statements except as may be required by applicable law.

Stabilization Legend
Stabilization/FSA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Claude Jehle
Claude Jehle
Date: November 23, 2015		Director